| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-70226 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Plus Venture Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1729 Abbot Kinney Blvd
(No. and Street)

| Venice | CA | 90291 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Adam Lilling | 310-577-6700 | adam@plusvp.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company
(Name – if individual, state last, first, and middle name)

| PO Box 27887 | Austin | TX | 78775 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/20/2014 | 6072 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, <u>Adam Lilling</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Plus Venture Partners, LLC</u>, as of <u>6/30</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. State of Florida    County of Miami-Dade

___ Personally Known OR _✓_ Produced Identification

Type of Identification Produced  _DRIVER_ LICENSE

by Adam Douglas Lilling.

Signature: <u>_____</u>

Title: <u>CEO_____</u>



_____
Notary Public   Micheal Occide

> MICHEAL OCCIDE
> Notary Public - State of Florida
> Commission # HH 38983
> Expires on September 2, 2024

Notarized remotely online using communication technology via Proof.

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17  CFR  240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR  240.18a-4, as applicable.
- ☐ (l)  Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m)  Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n)  Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR  240.15c3-1, 17 CFR  240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR  240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

# Plus Venture Partners, LLC

**Financial Statements and Supplemental Information**
**Pursuant to Rule 17A-5 under the**
**Securities Exchange Act of 1934**
**As of and for the year ended June 30, 2024**

**Together with the**
**Report of Independent Registered Public Accounting Firm**

# Plus Venture Partners, LLC

*As of and for the year ended June 30, 2024*

**Table of Contents**



BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Plus Venture Partners, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Plus Venture Partners, LLC as of June 30, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Plus Venture Partners, LLC as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Plus Venture Partners, LLC's management. Our responsibility is to express an opinion on Plus Venture Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plus Venture Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Plus Venture Partners, LLC's financial statements. The supplemental information is the responsibility of Plus Venture Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

We have served as Plus Venture Partners, LLC's auditor since 2024.

Austin, Texas
July 30, 2024

1

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

# Plus Venture Partners, LLC

Statement of Financial Condition
As of June 30, 2024

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 37,162 |
| Prepaid Expenses and other assets | | 3,879 |
| **TOTAL ASSETS** | $ | 41,041 |

**LIABILITIES AND MEMBER'S EQUITY**

**LIABILITIES:**

| | | |
|---|---|---:|
| Due to related parties | $ | 6,283 |
| Accounts payable and accrued expenses | | 3,424 |
| **TOTAL LIABILITIES** | | 9,707 |
| **MEMBER'S EQUITY** | | 31,334 |
| **TOTAL MEMBER'S EQUITY** | | 31,334 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 41,041 |

The accompanying notes are an integral part of these financial statements.

# Plus Venture Partners, LLC

Statement of Income
As of and for the year ended June 30, 2024

**OPERATING EXPENSES:**

| | | |
|---|---|---:|
| Professional fees | $ | 82,170 |
| Compensation and benefits | | 40,100 |
| Technology and communications | | 15,690 |
| Occupancy and equipment | | 12,046 |
| Other expenses | | 7,767 |
| Regulatory expenses | | 5,027 |
| Travel and entertainment | | 2,342 |
| | | |
| Total Expenses | | 165,142 |
| | | |
| **Net Loss** | $ | (165,142) |

The accompanying notes are an integral part of these financial statements.

3

# Plus Venture Partners, LLC

Statement of Changes in Member's Equity
As of and for the year ended June 30, 2024

| | | |
|---|---|---:|
| **MEMBER'S EQUITY, JULY 1, 2023** | $ | 47,751 |
| Capital contributions | | 148,725 |
| Net deficit | | (165,142) |
| **MEMBER'S EQUITY, JUNE 30, 2024** | $ | 31,334 |

The accompanying notes are an integral part of these financial statements.

4

# Plus Venture Partners, LLC

Statement of Cash Flows

As of and for the year ended June 30, 2024

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (165,142) |
| | | |
| Adjustments to reconcile net income to net cash provided by | | |
| operating activities: | | |
| Forgiveness of related party expenses | | 33,725 |
| Net change in operating assets: | | |
| Increase in prepaid expenses | | (678) |
| Net change in operating liabilities: | | |
| Increase in accounts payable and accrued expenses | | 1,299 |
| Increase in due to related parties | | 3,158 |
| **Net Cash Used by Operating Activities** | | (127,638) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Member contributions | | 115,000 |
| | | |
| **Cash Used in Financing Activities** | | 115,000 |
| | | |
| **NET DECREASE IN CASH** | | (12,638) |
| | | |
| **CASH AT BEGINNING OF YEAR** | | 49,800 |
| | | |
| **CASH AT END OF YEAR** | $ | 37,162 |
| | | |
| | | |
| **Supplemental Disclosure for non-cash financing activities:** | | |
| **Member Contributuions** | $ | 33,725 |
| | | |
| **Supplemental Disclosures of Cash Flow Information:** | | |
| **Income Taxes Paid** | $ | 6,517 |
| **Interest Paid** | | - |
| | | 6,517 |

The accompanying notes are an integral part of these financial statements.

# Plus Venture Partners, LLC

## 1. Description of Business and Summary of Significant Accounting Policies

### Description of Business

Plus Venture Partners, LLC (the "Company") is a Limited Liability Company formed on September 27, 2018 in the State of Delaware. The sole member of the Company is Plus Ventures, LLC (the "Member"). Effective August 2, 2019, the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

### Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits.

### Revenue Recognition

The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under U.S. GAAP FASB Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606").

The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

(i) Identification of the contract with the customer;
(ii) Identification of the performance obligations in the contract;
(iii) Determination of the transaction price;
(iv) Allocation of the transaction price to the performance obligations in the contract;
(v) Recognition of revenue when (or as) the performance obligation is satisfied.

*Revenue Recognition (Continued)*

The Company's business activities are limited to private placements of securities, engaging in transactions in the secondary market of privately held securities, and investment banking and private capital raising activities. The Company provides these services in connection with the terms of its contracts with customers. Revenue is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

During 2024, the Company had no revenue.

*Measurement of Credit Losses on Financial Instruments*

For financial assets measured at amortized cost (e.g. cash and fees receivable), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and historic and expected losses. The Company concluded that there are de minimus expected credit losses and did not record a reserve for the cash or fees receivable. The Company continually monitors these estimates over the life of the receivable.

*Income Taxes*

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, Income Taxes. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than- not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact from the overall application of this standard.

*Use of Estimates*

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

## 2. Financial Condition

The Company had a net loss of $165,142 in the year ended June 30, 2024.

Management believes the Company's present cash flows will not enable it to meet its obligations for twelve months from the date these financial statements are issued. However, Plus Capital Management LLC, an affiliate of the Company, maintains sufficient capital and will provide financial support that will enable the Company to meet its obligations for the twelve-month period from the date the financial statements are issued.

## 3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

## 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2024, the Company had net capital of $27,455, which was $22,455 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 35% at June 30, 2024.

## 5. Related Parties

The Company had entered into an expense sharing agreement (the "Agreement") with its sole member, Plus Ventures, LLC (the "Member"). Certain employees of the Member provide services to the Company. Effective December 10, 2019, the Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance, and telephone fees. The Agreement provides for the Company to reimburse the Member monthly for its share of operating expenses. The Agreement is perpetual until changed by the parties.

Total expenses under the expense sharing agreement were $59,600 for the year ended June 30, 2024. A payable in the amount of $6,283 is reflected as Due to related parties in the accompanying statement of financial condition as of June 30, 2024.

As necessary, the Member will provide support to the Company through direct contributions of capital and forgiveness of related party expenses identified as non-cash member contributions. Capital contributions totaled $115,000 and non-cash member contributions totaled $33,725 for the year ended June 30, 2024.

## 6. Commitments and Contingencies

### *Litigation*

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

### *Risk Management*

The Company maintains various forms of insurance that the Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

## 7. Subsequent Events

Events of the Company subsequent to June 30, 2024, have been evaluated through July 30, 2024, which is the date the financial statements were issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended June 30, 2024. A contribution in the amount of $35,000 was made on July 15, 2024.

# Plus Venture Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of and for the year ended June 30, 2024

**SCHEDULE I**

| | | |
|---|---|---:|
| **TOTAL SHAREHOLDER's EQUITY QUALIFIED FOR NET CAPITAL** | $ | 31,334 |
| | | |
| **DEDUCTIONS AND/OR CHARGES:** | | |
| Non-allowable assets | | (3,879) |
| | | |
| **NET CAPITAL** | $ | 27,455 |
| | | |
| **AGGREGATE INDEBTEDNESS:** | | |
| Account payable and accrued expenses | $ | 9,707 |
| | | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness) | $ | 5,000 |
| | | |
| Excess net capital | $ | 22,455 |
| | | |
| Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement | $ | 21,455 |
| | | |
| Percentage of aggregate indebtedness to net capital | | 35% |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, filed July 3, 2024, as of June 30, 2024

See Report of Independent Registered Public Accounting Firm

# Plus Venture Partners, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

**SCHEDULE II**

The Company's business activities are limited to private placements of securities, engaging in transactions in the secondary market of privately held securities, and investment banking and private capital raising activities and does not hold customer funds or securities. Accordingly, it had no obligation under SEC Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Plus Venture Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Plus Venture Partners, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Plus Venture Partners, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Plus Venture Partners, LLC limits its business activities exclusively to: (1) private placement of securities; (2) engaging in transactions in the secondary market of privately held securities; and (3) investment banking and private capital raising of activities and Plus Venture Partners, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Plus Venture Partners, LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plus Venture Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Plus Venture Partners, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

Austin, Texas
July 30, 2024

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

# Plus Venture Partners, LLC

## Rule 15c3-3 Exemption Report
June 30, 2024

Plus Venture Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of our knowledge and belief, we state the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) engaging in transactions in the secondary market of privately held securities; and (3) investment banking and private capital raising activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry P AB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Plus Venture Partners, LLC

I Adam Lilling, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Executive Officer
Date: 7/30/2024